(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: July 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Flow International Corporation

Full Name of Registrant

Former Name if Applicable

23500 - 64th Avenue South

Address of Principal Executive Office (Street and Number)

Kent, Washington 98032

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See the form of press release issued September 11, 2006 set forth in Exhibit A.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John Leness (Name)	(253) (Area Code)	850-3500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Flow International Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 11, 2006	By:	/s/ John S. Leness
	Name	John S. Leness
	Title	General Counsel and Secretary

Exhibit A

FLOW INTERNATIONAL DELAYS FIRST QUARTER FORM 10-Q FILING

KENT, Wash., September 11, 2006 – Flow International Corporation (Nasdaq: FLOW), the world’s leading supplier of ultrahigh-pressure waterjet products, announced on September 6, 2006 that it would delay the release of its results for the first fiscal 2007 quarter ended July 31, 2006. In a press release on that date, Flow indicated that the reason was that it had recently been made aware of allegations raising questions as to whether it is appropriate to recognize revenues for certain sales of waterjet cutting systems in the first quarter. This press release updates the September 6th press release. Flow has received information alleging that certain sales of Nanojets by Flow Asia were recognized in the wrong period. The audit committee of Flow has engaged independent counsel to assist in its investigation of the allegations, related matters and any possible improprieties related to such transactions.

It is uncertain how long the investigation will take and when the Company will be able to release its first quarter results and file the Quarterly Report on Form 10-Q for the first quarter. The Company will reschedule a conference call to discuss first quarter results as soon as is practicable.

About Flow International

Flow International Corporation is the world’s leading developer and manufacturer of ultrahigh-pressure waterjet cutting technology to industries including automotive, aerospace, job shop, surface preparation, and more. For more information, visit http://www.flowcorp.com.

# # #